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Exhibit 99.1

        Notification of Directors' Interests pursuant to Companies Act 1985 Section 324 (2) and Section 329.

        Gareth Davis, Robert Dyrbus, David Cresswell, Bruce Davidson and Frank Rogerson (together, "the Directors").

        Imperial Tobacco Group PLC was today advised by the Trustees of the Company's Employee and Executive Benefit Trust ("the Trust") that the Trust acquired ordinary shares of 10p each in the Company as detailed below and the Directors being potential beneficiaries under the Trust are deemed to have acquired a non-beneficial interest in such shares.

Date of acquisition	Number acquired	Price per share
29 September 2003	91,706	£9.73

        It is intended that the acquired shares will be used to satisfy awards made under the Company's share schemes.

        As a result of the above the Trust holds a total of 801,838 ordinary shares of 10p each in the Company and the Directors being potential beneficiaries under the Trust are deemed to have a non-beneficial interest in such shares.

T M Williams
Assistant Company Secretary

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  Exhibit 99.1